October 2, 2017

Via e-mail and EDGAR

Christina E. Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Herbalife Ltd.

Schedule TO-I filed on August 21, 2017

Schedule TO-I/A filed on August 28, 2017

Schedule TO-I/A filed on September 18, 2017

File No. 005-80216

Dear Ms. Chalk:

On behalf of our client, Herbalife Ltd. (“Herbalife” or the “Company”), set forth below are Herbalife’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter, dated September 26, 2017 (with each Staff comment noted below in italics) (the “Comment Letter”), with respect to the Schedule TO-I filed by Herbalife on August 21, 2017 (as amended by the Schedule TO-I/A filed by Herbalife on September 18, 2017 and the Schedule TO-I/A filed by Herbalife on August 28, 2017, the “Schedule TO”), the Offer to Purchase, dated August 21, 2017 (as amended by the Amended and Restated Offer to Purchase, dated September 18, 2017), attached thereto as an exhibit (the “Offer to Purchase”), and the Form of Contingent Value Rights Agreement, also attached thereto as an exhibit (the “CVR Agreement” and, together with the Schedule TO and the Offer to Purchase, the “Tender Offer Materials”). Filed concurrently herewith is Amendment No. 3 to the Schedule TO (“Amendment No. 3”) addressing your comments. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Tender Offer Materials.

Schedule TO-I filed August 21, 2017 – Item 10. Financial Statements

1.	Refer to comment 1 in our first comment letter dated September 7, 2017 and your response. It appears that the Offer may cause your stockholders equity to become negative. Please disclose this pro forma effect.

Response:

In response to the Staff’s comment, the Company has revised page 25 of the Offer to Purchase in Amendment No. 3 to the Schedule TO to provide the requested pro forma information under Section 10, “Information About the Company.”

Exhibit 99(A)(1)(A) – Offer to Purchase

How will the CVR Payment Amount be calculated?

October 2, 2017

2.	Refer to comment 9 in our first comment letter and your response. The new disclosure in this section in response to comment 9 seems to leave open the possibility that there are other factors besides those listed that could allow the Company to adjust the value of the CVR. For example, the use of the term “including” before the list of events such as a “reorganization, reclassification, combination of shares, recapitalization…” implies that there could be other events which could result in an adjustment. In addition, the phrase “and make certain other adjustments” after this list seems to indicate that the Company may retain discretion to make other changes that would impact the value of the CVR. While we understand that whether the CVR will ultimately result in an additional cash payment to tendering holders is not known at this time, the method by which the calculation would be determined should be fully described here. Please revise to describe, or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Offer to Purchase under the heading “How will the CVR Payment Amount be calculated?” in Amendment No. 3 as set forth in the following marked excerpt:

Pursuant to the terms of the CVR Agreement, if a Going Private Transaction is consummated within two years of the commencement of the Offer, the Company will calculate, in good faith, the difference between the value shareholders receive per share in the Going Private Transaction and the Cash Purchase Price. The Company may adjust the value per share received by shareholders in the Going Private Transaction for ~~such matters as the Company deems relevant, including~~ any increase or decrease in the class of outstanding shares, any reorganization, reclassification, combination of shares, recapitalization, reclassification, dividends or other distributions of securities, property or cash (other than regular quarterly cash dividends and share repurchases), share splits, reverse share splits, in the event all or substantially all of the Company’s assets are sold, and any other similar events that may occur in the intervening time~~, and make certain other adjustments~~, all as set forth in the CVR Agreement (the “Adjusted Going Private Price Per Share”). If a Going Private Transaction is consummated during the two year period following the commencement of the Offer, each holder of a CVR will be entitled to receive, for each CVR, the difference between (i) the Adjusted Going Private Price Per Share, minus (ii) the Cash Purchase Price such shareholder received for his or her tendered share, subject to the terms and conditions set forth in the CVR Agreement.

In addition, the Company has revised page 2 of the Offer to Purchase in Amendment No. 3 by adding the following new excerpt, after the paragraph under the heading, “What types of events will cause adjustments to the CVR Payment Amount?”:

October 2, 2017

How would the Company go about making any adjustments to the CVR Payment Amount?

The Company anticipates the Board would retain one or more financial advisors (as and when needed) to assist in its review of any potential transaction(s) that could constitute a Going Private Transaction that may arise during the two-year term of the CVR. Following receipt of the advice from such financial advisor(s), and subject to fulfilling its fiduciary duties, the Board shall determine in the exercise of its reasonable business judgment whether an anti-dilution adjustment is appropriate, and if so, the amount of any such adjustment, to protect CVR holders.

Conditions of the Tender Offer, page 25

3.	Refer to prior comment 20 and your response, including the revised language in the last bullet point on page 25. While we understand your response to mean that some triggering events could be knowable before the Expiration Time (such as if the Company receives notice that counterparties to the capped call or forward share repurchase transactions will make or will likely make negative adjustments to the consideration for such transactions), it is not clear how the Company could know before the expiration of the Offer that the CVRs “have a significant value.” Clarify the circumstances under which the Company could make this determination. For example, would this occur only if the Company is in negotiations for an extraordinary transaction which would trigger a possible CVR payment? (We would assume this fact would be required disclosure). Please revise or advise.

Response:

In response to the Staff’s comment, the following condition on page 5 of the Offer to Purchase has been deleted in its entirety in Amendment No. 3:

The continuation and/or consummation of the Offer shall not result in adverse consequences under the terms of (i) the Company’s outstanding 2% convertible notes due 2019, (ii) the capped call option transactions that the Company entered into in connection with the issuance of the convertible notes, or (iii) those forward share repurchase transactions the Company entered into when the convertible notes were issued, which in the Board’s determination make it inadvisable to proceed with the Offer.

In addition, the following condition on page 22 of the Offer to Purchase has been deleted in its entirety in Amendment No. 3:

in the reasonable judgment of the Board, the continuation and/or consummation of the Offer would result in certain adverse consequences under the terms of (i) the Company’s outstanding 2% convertible notes due 2019 (upon a determination by the Company that the CVRs have a significant value and would result in an anti-dilution adjustment pursuant to the indenture for such convertible notes), (ii) the capped call option transactions that the Company entered into in connection with the issuance of the convertible notes (upon receipt by the Company of notice or other indication from one or more of the counterparties to such capped call contracts that such counterparties are making, or will likely make, negative adjustments to the cap price thereunder), or (iii) those forward share repurchase transactions the Company entered into when the convertible notes were issued (upon receipt by the Company of notice or other indication from one or more of the counterparties of such transactions that such counterparties are making, or will likely make, negative adjustments to the number of shares to be delivered thereunder), which in the Board’s determination make it inadvisable to proceed with the Offer;

October 2, 2017

4.	Refer to comment 21 in our first comment letter and your response. In addition, refer to our last comment above. Since the value of the CVR would be determined after the Offer expires, it is not clear to us how this Offer condition could be triggered/evaluated as of the Expiration Time. Please revise or advise.

Response:

Similarly, in response to the Staff’s comment, the following condition on page 23 of the Offer to Purchase has been deleted in its entirety in Amendment No. 3:

in the reasonable judgment of the Board, the Company’s acceptance for payment, purchase or payment for any shares tendered in the Offer shall violate or conflict with, or otherwise be contrary to, the Credit Facility or any other existing credit facility of the Company then in place as of the time of this Offer to the extent the consideration payable in the Offer constitutes a prohibited restricted payment thereunder; or

In addition, the Company has revised the disclosure on page 23 immediately preceding the above deletion in Amendment No. 3 as set forth in the following marked excerpt:

in the reasonable judgment of the Board, the Company does not have available distributable reserves pursuant to Section 37 of the Companies Law (2016 Revision) of the Cayman Islands and other applicable Cayman Islands’ law to pay for shares properly tendered, and the Company is not able to remain solvent following the consummation of the Offer; or

Legal Matters; Regulatory Approvals

5.	We note your response to comment 23 in our first comment letter. Please be aware, however, that three to five business days may not be sufficient time remaining in the Offer, depending on the materiality of the new disclosure you may disseminate. Please confirm your understanding.

Response:

The Company respectfully acknowledges the Staff’s comment and hereby confirms its understanding of the Staff’s position that three to five business days may not provide sufficient time to notify shareholders of any material changes, depending on the materiality of such new disclosures. The Offer will remain open for an appropriate period of time based on the level of materiality of the information disclosed prior to the Offer’s expiration.

Background and Reasons for Including a CVR in the Offer Consideration

October 2, 2017

6.	Refer to comment 24 in our first comment letter and your response, including the expanded disclosure in this section. Since the consideration shareholders are being offered here depends in part on the potential value of the CVR, which in turn depends on whether a Going Private Transaction occurs within two years of the Expiration Time, explain why the Company terminated the ongoing discussions with Party A in August 2017 (including any role that the financial advisor played in this decision). In addition, explain why, when Party A indicated it was still interested in a transaction after receiving notice of termination from the Company, the Company did not reengage with Party A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure beginning with the second paragraph on page 36 of the Offer to Purchase under the heading “Background and Reasons for Including a CVR in the Offer Consideration” in Amendment No. 3 as set forth in the following marked excerpt:

Starting on or about November 16, 2016, following an introduction by one of the Company’s independent directors, representatives of the Company began discussing a potential business combination transaction with a prospective financial investor (“Party A”). The Company entered into a non-disclosure agreement with Party A on December 23, 2016. After entering into the non-disclosure agreement, the Company granted Party A access to a virtual data room on January 17, 2017, which contained the Company’s financials, marketing plans and materials, financial forecasts, material contracts and agreements, product information, headcount information, infrastructure and capabilities, and strategic plans. F~~f~~rom mid-January to mid-May in 2017, representatives of the Company ~~provided~~ engaged in discussions with representatives of Party A ~~with information~~ regarding its business ~~and engaged in discussions regarding the information exchanged~~ and a potential business combination. The transaction under discussion proceeded in the direction of a potential “all-cash” purchase of all outstanding common shares by Party A.

During the discussions, the Company consulted with its financial advisor—which the Company retained in 2012 to provide guidance across a broad range of strategic matters—to determine the appropriate information for the Company to provide to Party A in order for Party A to properly evaluate the Company. The discussions were on-going throughout this time period~~,~~; however, the Company did not receive an offer and was not provided with any specific valuation or range of valuations for the Company’s shares. While no specific valuation was provided for the Company’s shares, at one point during the discussions between Party A and the Company, a representative of Party A mentioned in passing a premium of approximately 20% to the closing price of the Company’s common shares on such day. However, neither Party A nor the Company had any further discussions regarding valuation or such premium. Due to the nascent nature of the discussions between the Company and Party A, the financial advisor did not reach any conclusions with respect to Party A’s interest in a transaction with the Company. ~~The transaction under discussion proceeded in the direction of a potential “all-cash” purchase of all outstanding common shares by Party A.~~

After the Board determined in its business judgment it was unlikely a transaction with Party A could be successfully consummated in the near term, t~~T~~he Company instructed its financial advisor to terminate discussions and decided to move forward with the tender offer ~~with Party A~~. On August 16, 2017, the Company’s financial advisor sent Party A

October 2, 2017

formal notice communicating the Company’s decision to terminate all discussions and rescind Party A’s access to the data room previously established for conducting due diligence on the Company; the last upload of information into the data room occurred on June 1, 2017, and the last access to the data room by Party A occurred on July 20, 2017.

On August 20, 2017, after receipt of the notice formally terminating discussions, a representative of Party A and a representative of the Company had a conversation. Party A did not indicate a desire to reinitiate the discussions at a future date, but they did indicate that they had not lost interest. As discussed above, the Company chose not to reengage in discussions with Party A because the Board had determined in its business judgment it was unlikely a transaction with Party A could be successfully consummated in the near term and decided to move forward with the tender offer.

The Company is not seeking to reinitiate discussions at this time. Notwithstanding the forgoing, no assurances can be given future discussions will occur between Party A and the Company, and if they do occur, no assurances can be given such discussions will lead to a transaction.

7.	We note the new disclosure added to this section in response to comment 24 in our first comment letter. Expand the description of the significant steps taken by the Company during its interactions with Party A and the discussions and negotiations between the parties from November 2016. Some matters that should be addressed in the expanded disclosure include the following:

•	When did the Company engage a financial advisor, what was the advisor’s role in the negotiations with Party A and otherwise, and what steps did it take during these discussions? Did the financial advisor reach any conclusions with respect to Party A’s interest in a transaction?

•	When did the Company grant Party A access to a data room and allow due diligence to begin?

•	How long did due diligence proceed before being terminated by the Company?

•	Although no specific valuation was provided for the Company’s shares, what range of values was referenced by the parties and were there discussions specifically regarding the price per share in a potential transaction?

•	After the parties entered into a nondisclosure agreement on December 23, 2016, what kind of information was shared with Party A?

October 2, 2017

Response:

Please see our revisions beginning with the second paragraph on page 36 of the Offer to Purchase under the heading “Background and Reasons for Including a CVR in the Offer Consideration” in our response to Question 6 above.

8.	With respect to the second bullet point in comment 24 in our first comment letter, we asked whether the “various parties” you referenced included either affiliates of the Company or of its control persons. Your revised disclosure in response addresses only affiliates of the Company itself. Please revise to respond fully to our original comment.

Response:

In response to the Staff’s comment, the last paragraph on page 14 of the Offer to Purchase has been revised in Amendment No. 3 as set forth in the following marked excerpt:

Background and Reasons for Including a CVR in the Offer Consideration. Over the past two years, the Company has engaged in discussions with two parties regarding potential transactions (both of which are financial parties), one of which if consummated would have constituted a Going Private Transaction. Each party expressed varying levels of interest in possibly engaging in a transaction. Neither of the two parties is affiliated with the Company or its control persons. At the time of this Offer, however, the Company is not engaged in any such discussions.

In addition, the disclosure under the heading “Background and Reasons for Including a CVR in the Offer Consideration.” on page 35 of the Offer to Purchase has been revised in Amendment No. 3 as set forth in the following marked excerpt:

Over the past two years, the Company has engaged in discussions with two parties regarding potential transactions (both of which are financial parties), one of which if consummated would have constituted a Going Private Transaction. Each party expressed varying levels of interest in possibly engaging in a transaction. Neither of the two parties is affiliated with the Company or its control persons. At the time of this Offer, however, the Company is not engaged in any such discussions.

9.	Refer again to comment 24 in our first comment letter and the revised disclosure in this section explaining how the Board set the two-year term for the CVR. In the new paragraph where you discuss the reasons for the two-year term, include the explanation you provided in the last paragraph of your response to this comment (in your response letter). (This disclosure relates to why the Board decided on a two-year versus a one-year term for the CVR).

In response to the Staff’s comment, the Company has revised the Offer to Purchase in Amendment No. 3 by adding the following new excerpt, after the last paragraph on page 35 of the Offer to Purchase:

The Board considered offering a CVR with differing durations (e.g., one-year term, an eighteen-month term and a two-year term). Ultimately, the Board determined, in its business judgment, not to offer a one-year CVR because any Going Private Transaction

October 2, 2017

could take more than one year to consummate from the point of initial contact. The Board, in exercising its business judgment, determined that a two-year term represented a reasonable period for which additional compensation would be appropriate should a Going Private Transaction be consummated at a price per share higher than the price per share paid in the Offer.

If we can be of any further assistance, or if you have any questions regarding this letter, please do not hesitate to call me at (310) 552-8641 or my partner, Jim Moloney, at (949) 451-4343.

Sincerely,
/s/ Jonathan K. Layne

cc:	Richard Werber
Acting General Counsel
Herbalife Ltd.

James J. Moloney
Gibson Dunn & Crutcher LLP